Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-132201
Dated February 14, 2008

TOYOTA MOTOR CREDIT CORPORATION
15NC1 6-Month USD LIBOR Range Accrual Notes (the "Notes")

Final Terms and Conditions

Issuer:		Toyota Motor Credit Corporation

Ratings(1):	Aaa / AAA

Principal Amount:	$10,000,000 (subject to increase prior to Issue Date)

CUSIP:		89233PS49

Trade Date:	February 14, 2008

Issue Date:	February 27, 2008

Maturity Date:	February 27, 2023, subject to Issuer's Call Option

Issue Price:	100.0%

Redemption Price:	100.0%

Interest Rate:
	7.40% X (N/D) per annum; where,

"N" is the total number of calendar days in the applicable Interest Calculation Period that the Reference Rate is within the Reference Rate Range; and

"D" is the total number of calendar days in the applicable Interest Calculation Period.

For the purpose of calculating the value of "N", for each calendar day in an Interest Calculation Period that is not a London Banking Day, the Reference Rate will revert to the setting on the previous London Banking Day.

Day Count Basis / Business Day Convention:  30/360, Following, Unadjusted

Interest Calculation Period: Quarterly from and including each Interest Payment Date (or the Issue Date, in the case of the first Interest Calculation Period) to but excluding the next succeeding Interest Payment Date (or the Maturity Date, in the case of the final Interest Calculation Period).

Interest Payment Dates: Quarterly on the 27th of each February, May, August, and November, commencing May 27, 2008, subject to Issuer's Call Option

Reference Rate Range:  0.00% <= Reference Rate <= 7.00%

Minimum Interest Rate:  0.00%

Reference Rate:  6 month USD LIBOR

For any day within an Interest Calculation Period, the rate for deposits in U.S. Dollars for a period of 6 months which appears on Reuters Page LIBOR01 as of 11:00 a.m. London time on such day (or if such day is not a London Banking Day, on the immediately preceding London Banking Day), subject to the Rate Cut Off.

Rate Cut Off:
The Reference Rate determined on the fifth New York Business
Day preceding the applicable Interest Payment Date (or Maturity Date, as applicable) will apply to such New York Business Day and each of the remaining calendar days in the related Interest Calculation Period. If the fifth New York Business Day preceding an Interest Payment Date (or Maturity Date, as applicable) is not a London Banking Day, then the Reference Rate in effect on the immediately preceding London Banking Day shall so apply.

Business Days:  New York

Issuer's Call Option: The Issuer has the right on every Interest Payment Date commencing on or after February 27, 2009, provided that the Issuer gives 10 calendar days' notice to the investor, to call the Notes in whole, but not in part, at the Redemption Price. All amounts that may otherwise be payable following the call date shall cease to be payable. Notwithstanding the above, all payments due on the call date shall be made in full regardless of any calling of the Note by the Issuer.

Denominations:  $100,000 / $100,000

Calculation Agent:  Deutsche Bank Trust Company Americas

Underwriter:  Lehman Brothers Inc.

Governing Law:  New York

Original Issue Discount:  No

(1) Toyota Motor Credit Corporation is rated Aaa by Moody's and AAA by Standard & Poor's. A credit rating reflects the creditworthiness of Toyota Motor
Credit Corporation and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.


                             Risk Factors

	Investing in the Notes involves a number of risks, including risks associated with an investment in ordinary fixed rate notes. An investment in range accrual notes such as the Notes entails significant risks not associated with similar investments in a conventional debt security, including, but not limited to, fluctuations in the Reference Rate, and other events that are difficult to predict and beyond the Issuer's control. Accordingly, prospective investors should consult their financial and legal advisors as to the risks entailed by an investment in the Notes and the suitability of the Notes in light of their particular circumstances.


The Amount Of Interest Payable On The Notes Is Uncertain And Could Be
0.0%.

       No interest will accrue on the Notes with respect to any calendar day on which the Reference Rate is outside the Reference Rate Range.
For every calendar day on which the Reference Rate is outside the Reference Rate Range, the effective interest rate for the applicable Interest Calculation Period will be reduced, and if the Reference Rate is outside the Reference Rate Range with respect to an entire Interest Calculation Period, the effective interest rate for that Interest Calculation Period will be 0.0%.


The Yield On The Notes May Be Lower Than The Yield On A Standard Debt Security Of Comparable Maturity.

       The Notes will bear interest at a rate of 0.0% per annum with respect to any calendar day on which the Reference Rate is outside the Reference Rate Range. As a result, if the Reference Rate is outside the Reference Rate Range for a substantial number of calendar days during an Interest Calculation Period, the effective yield on the Notes for such Interest Calculation Period may be less than what would be payable on conventional, fixed-rate redeemable notes of the Issuer of comparable maturity.


The Reference Rate Determined On The Fifth New York Business Day Preceding The Applicable Interest Payment Date (Or Maturity Date, As Applicable) Will Apply To Such New York Business Day And Each Of The Remaining Calendar Days In The Related Interest Calculation Period. If The Fifth New York Business Day Preceding An Interest Payment Date (Or Maturity Date, As Applicable) Is Not A London Banking Day, Then The Reference Rate In Effect On The Immediately Preceding London Banking Day Shall So Apply.

       Because the Reference Rate for the London Banking Day occurring on or immediately preceding the five New York Business Days prior to an Interest Payment Date will be the Reference Rate for the remainder of the related Interest Calculation Period, if the Reference Rate for that London Banking Day is not within the Reference Rate Range, no interest will be paid on the Notes with respect to the remaining calendar days in that Interest Calculation Period, even if the Reference Rate on any of the subsequent remaining calendar days were actually within the Reference Rate Range.


The Price At Which The Notes May Be Resold Prior To Maturity Will
Depend On A Number Of Factors And May Be Substantially Less Than The Amount For Which They Were Originally Purchased. Some Of These Factors
Include:

          *	Changes in the level of the Reference Rate
          *	Volatility of the Reference Rate
          *	Changes in U.S. interest rates
          *	Redemption feature
          *	TMCC's credit rating, financial condition and results


The Historical Performance Of the Reference Rate Is Not An Indication Of Its Future Performance.

       Historical performance of the Reference Rate, which is included in this document, should not be taken as an indication of the future performance during the term of the Notes. Changes in the level of the Reference Rate will affect the trading price of the Notes, but it is impossible to predict whether such level will rise or fall.


	                Additional Information

Interest Accrual- Hypothetical Example

       The table below presents examples of hypothetical quarterly interest that would accrue on the Notes based on the total number of calendar days in an Interest Calculation Period beginning on February 27, 2008 and ending on (and excluding) May 27, 2008 on which 6-month LIBOR is determined or deemed to be equal to or greater than 0.0% and less than or equal to 7.0%. The table assumes that the Interest Calculation Period contains 90 calendar days and that an interest rate of 7.40% per annum is used as the percentage in the interest rate formula.

       The example below is for purposes of illustration only and would provide different results if different assumptions were made. The actual quarterly interest payments will depend on the actual number of calendar days in each Interest Calculation Period and the actual interest rate.

       N	Hypothetical Quarterly Interest Rate Accrued Per Annum
       0	0.00000%
       25	2.05556%
       50	4.11111%
       75	6.16667%
       90	7.40000%

Historical Data on 6-Month LIBOR

       6-month LIBOR is a daily reference rate based on the interest rates in the London interbank money market. The following table sets forth, for each of the reference periods indicated, the high and low level of 6-month LIBOR. The historical performance of 6-month LIBOR should not be taken as an indication of the future performance of 6-month LIBOR during the term of the Notes.


       Year	Quarter		Maximum		Minimum
       2003	1		1.40563		1.17000
       		2		1.33438		0.98000
       		3		1.21125		1.11000
       		4		1.28000		1.16000
       2004	1		1.22938		1.14500
       		2		1.94000		1.16000
       		3		2.19625		1.83375
       		4		2.79000		2.19750
       2005	1		3.40000		2.79000
       		2		3.71000		3.32813
       		3		4.23063		3.72857
       		4		4.71000		4.26688
       2006	1		5.14000		4.68000
       		2		5.64000		5.14313
       		3		5.63000		5.36000
       		4		5.43000		5.29313
       2007	1		5.40125		5.25913
       		2		5.40906		5.32906
       		3		5.59500		5.06938
       		4		5.22125		4.59625
       2008	1*		4.56625		2.95438
       		*through February 14, 2008


The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from Lehman Brothers Inc. by calling 1-888-603-5847.
Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.